December 20, 2019

Willie Chiang
Chief Executive Officer
Plains GP Holdings, L.P.
333 Clay Street, Suite 1600
Houston, TX 77002

       Re: Plains GP Holdings, L.P.
           Registration Statement on Form S-3
           Filed December 13, 2019
           File No. 333-235482

Dear Mr. Chiang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Chris Mathiesen